March 18, 2011
VIA FAX (703) 813-6983 AND
EDGAR
Mr. John A. Spitz
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20459-7010

Re:	Doral Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 10, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Form 10-Q for fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 001-31579
Dear Mr. Spitz:
We hereby acknowledge the receipt of your letter dated March 3, 2011 (the “SEC Letter”) and respond to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in the SEC Letter. The responses follow the same order and reference number set forth in the SEC Letter. To assist in your review, we have set forth the text of the Staff’s comments in italics below.
Form 10-Q for the Quarter Ended September 30, 2010
Item 1. Financial Statements
Notes to Unaudited Consolidated Financial Statements
Note 9. Loans Held for Sale and Loans Receivable
Loan modifications and troubled debt restructurings, page 22
1.	We note your response to prior comment one of our letter dated September 28, 2010 that based on your review of the products and features of your loan modification programs you concluded that each loan modified under one program or in tandem with the Temporary Interest Rate Reduction program met the definition of a troubled debt restructuring (TDR) in ASC 310-40. In addition, we note that loss mitigated loans that are modified without a concession in the interest rate you will include in your regular pool of residential mortgage loans for your determination of the allowance for loan and lease losses under ASC 450-20-25. Please tell us the following as of December 31, 2010 for those TDRs that the allowance for loan loss was determined under ASC 450-20-25:
•	The total balance of TDRs that were included in your regular pool of residential mortgage loans for your calculation of your ASC 450-20-25 allowance;

March 18, 2011

•	The amount of allowance calculated based on the inclusion of these TDRs in the regular residential mortgage loans pool;
•	Whether you also performed an impairment analysis of the discounted cash flows for these TDRs under ASC 310-10-35 and the results; and
•	How you determined that these TDRs should be included in your allowance calculation under ASC 450-20-25 considering the guidance in ASC 310-40-35. To the extent that the allowance calculation under each of these methods for these specific TDRs is not materially different, please tell us how you were able to make this determination and revise your future filings to unequivocally state this fact.
Response to Comment #1:
Doral offers a loss mitigation program, the “Classic Restructure,” in which the principal and interest amounts past due and not collected at the time of the restructure are added to a balloon payment due at loan maturity. In the Classic Restructure loss mitigation, while a portion of the loan principal and interest is moved to the end of the loan, there is no forgiveness of either principal or interest. In response to the questions asked specific to the ALLL estimate for this loss mitigation program:
•	The total balance of TDRs without a concession in interest rates was $264.5 million as of December 31, 2010.

•	The total allowance calculated for this loan pool pursuant to ASC 450-20-25 as of December 31, 2010 was $3.8 million.

•	For loss mitigated loans without a concession in the interest rate, the Company measured impairment using the discounted cash flows pursuant to ASC 310-10-35 estimated as of December 31, 2010 and measured the impairment as $3.7 million.

•	As of December 31, 2010 we reviewed our previous disclosures and calculations and concluded that for loss mitigated loans without a concession in the interest rate, the loans are impaired under the provisions of ASC 310-40-35 (SFAS No. 15). The Company therefore measured the pool for impairment under the provisions of ASC 310-10-35 (SFAS No. 114) by performing an analysis of discounted cash flows giving consideration to the probability of default and loss given foreclosure on those estimated cash flows. Management has compared the results of the impairment calculations pursuant to ASC 450-20-25 and ASC 310-10-35, as described in the immediately preceding bullets, and concluded that the difference is not material to Doral’s consolidated financial statements as of December 31, 2010. Our conclusion was stated in our Annual Report on Form 10-K for the year ended December 31, 2010 on page F-16 and page 129 of the MD&A and will be included in future filings.

March 18, 2011

Note 30. Fair Value of Assets and Liabilities
Determination of Fair Value, page 47
2.	We note your response to prior comment five of our letter dated September 28, 2010 that for outdated appraisals you make an adjustment to recognize the “fade” in market value. In addition, we note that these adjustments are based on separate indices developed by you using actual appraisal experience for similar properties in similar geographies originated and appraised in the same year. Please confirm that you will include this information in future filings.
Response to Comment #2:
We confirm that the following disclosure was included in our consolidated financial statements filed as part of our annual report on Form 10-K for the year ended December 31, 2010, on note 38 page F-81 and will be included in future filings:

“As it takes a period of time for commercial loan appraisals to be completed once they are ordered, Doral must at times estimate its allowance for loan and lease losses for an impaired loan using a dated, or stale, appraisal. As Puerto Rico has experienced some decrease in property values during its extended recession, the reported values of the stale appraisals must be adjusted to recognize the “fade” in market value. In order to estimate the value of collateral with stale appraisals, Doral has developed separate collateral price indices for small commercial loans and large commercial loans that are used to measure the market value fade in appraisals completed in one year to the current year. The indices provide a measure of how much the property value has changed from the year in which the most recent appraisal was received to the current year. In estimating its allowance for loan and lease losses on collateral dependent loans using outdated appraisals, Doral uses the original appraisal as adjusted for the estimated fade in property value less selling costs to estimate the current fair value of the collateral. That current adjusted estimated fair value is then compared to the reported investment, and if the adjusted fair value is less than reported investment, that amount is included in the allowance for loan and lease loss estimate.”

3.	We note your response to prior comment five of our letter dated September 28, 2010 that for residential mortgage loans over 180 days past due you estimate the value of the underlying collateral using either an internal or third party assessment, broker price opinion (“BPO”), or appraisal. Please revise disclosures in future filings to include the following:
•	How you determine which of the valuation techniques to use for the residential mortgage loans determined to be collateral dependent; and

•	A detailed description of the internal and third party assessment relied upon.

March 18, 2011

Response to Comment #3:
     We have included disclosure in footnote number 38 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 and page 67 of the MD&A (and will include such disclosure in future filings), to state that:
•	Residential mortgage loans are considered collateral dependent when they are 180 days past due (past due loans whose borrowers’ financial condition has deteriorated to the point that Doral considers only the collateral when determining its allowance for loan loss estimate). An updated estimate of the property’s value is obtained when the loan is 180 days past due, and a second assessment of value is obtained when the loan is 360 days past due. The Company generally uses broker price opinions (“BPOs”) as an assessment of value of collateral dependent loans.
•	We do not rely upon internal and third party assessments for residential mortgage loans over 180 days past due.
     As a clarification to the second bullet point in comment 3 above, we have disclosed in our annual report on Form 10-K that internal and third party assessments are relied upon for commercial loan appraisals and residential development construction loans as discussed below:
•	As it takes a period of time for commercial loan appraisals to be completed once they are ordered, Doral must at times estimate its allowance for loan and lease losses for an impaired loan using a dated, or stale, appraisal. As Puerto Rico has experienced some decrease in property values during its extended recession, the reported values of the stale appraisals must be adjusted to recognize the “fade” in market value. In order to estimate the value of collateral with stale appraisals, Doral has developed separate collateral price indices for small commercial loans and large commercial loans that are used to measure the market value fade in appraisals completed in one year to the current year. The indices provide a measure of how much the property value has changed from the year in which the most recent appraisal was received to the current year. In estimating its allowance for loan and lease losses on collateral dependent loans using outdated appraisals, Doral uses the original appraisal as adjusted for the estimated fade in property value less selling costs to estimate the current fair value of the collateral. That current adjusted estimated fair value is then compared to the reported investment, and if the adjusted fair value is less than reported investment, that amount is included in the allowance for loan and lease loss estimate.

•	Residential development construction loans that are collateral dependent present unique challenges to estimating the fair value of the underlying collateral. Residential development construction loans are partially completed with additional construction costs to be incurred, have units being sold and released from the construction loan, and may have additional land collateralizing the loan

March 18, 2011

on which the developer hopes or expects to build additional units. Therefore, the value of the collateral is regularly changing and any appraisal has a limited useful life. Doral uses an internally developed estimate of value that considers Doral’s exit strategy of foreclosing and completing the construction started and selling the individual units constructed for residential buildings, and separately uses the most recent appraised value for any remnant land adjusted for the fade in value since the appraisal date as described above. This internally developed estimate is prepared in conjunction with a third party servicer of the portfolio who validates and determines the inputs used to arrive at the estimate of value (e.g. units sold, expected sales, cost to complete, etc.)

Once third party appraisals are obtained the previously estimated property values are updated with the actual values reflected in the appraisal and any additional loss incurred is recognized in the period when the appraisal is received. The internally developed collateral price index is also updated and any changes resulting from the update in the index are also recognized in the period.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Allowance for Loan and Lease Losses (“ALLL”), page 105
4.	We note your disclosure on page 106 that for construction, commercial real estate and commercial and industrial and land loans with principal balances greater than $1.0 million that are not performing, or when management estimates it may not collect all contractual principal and interest, are considered impaired and are measured for impairment individually. In addition, we note your disclosure on page 72 that states you changed your threshold for impairment evaluation during the third quarter ended September 30, 2010 from $1.0 million to $50 thousand. Please tell us and revise your future filings to clearly disclose the reasons for this change during the quarter and clarify whether this represents a change in your accounting policy or whether it was performed only for the third quarter.
Response to Comment #4:
We have disclosed in our Annual Report on Form 10-K for the year ended December 31, 2010 (page 72 of the MD&A and page F-15 of the Consolidated Financial Statements) and will continue to disclose in future filings the change in thresholds for impairment valuation as follows:

Loans are considered impaired when, based on current information and events it is probable that the borrower will not be able to fulfill its obligation according to the contractual terms of the loan agreement. Due to the current economic environment and management’s perceived increase in risk in the commercial loan portfolio, during

March 18, 2011

the third quarter of 2010 management individually reviewed for impairment all commercial loans over $50,000 that were over 90 days past due to better estimate the amount the Company expects to receive. During the fourth quarter of 2010, management individually reviewed all commercial real estate loans over $500,000 that were over 90 days past due, 25% of all commercial loans between $50,000 and $500,000 and over 90 days past due, as well as all new loans classified as substandard during the quarter. In future periods, and while management’s assessment of the inherent credit risk in the commercial portfolio continues to be high, the Company will continue to evaluate on a quarterly basis 25% of all commercial loans over 90 days past due and between $50,000 and $500,000 so that in any one year period it would have individually evaluated for impairment 100% of all substandard commercial loans between $50,000 and $500,000, as well as all substandard commercial real estate loans over $500,000 and all substandard commercial and construction loans over $1.0 million.

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions on the response above or require any additional information, please do not hesitate to contact the undersigned at (787) 474-6296.
Sincerely,
/s/ Robert E. Wahlman

Robert E. Wahlman
Executive Vice President and
Chief Financial Officer